UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022 (No. 1)

Commission File Number 001-37846

QUOIN PHARMACEUTICALS LTD.

(Translation of registrant’s name into English)

Azrieli Center, Round Tower, 30th Floor

132 Menachem Begin Blvd

Tel Aviv, 6701101

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Agreement with Altium Growth Fund, LP

On July 14, 2022, Quoin Pharmaceuticals Ltd. (the “Company”) and its wholly owned subsidiary, Quoin Pharmaceuticals, Inc. (“Quoin”), entered into an Agreement (the “Altium Agreement”) with Altium Growth Fund, LP (“Altium”). Under the Altium Agreement, the parties agreed to, among other things, (i) amend certain terms of the Series A Warrant and Exchange Warrants issued to Altium to, among other things, reduce the Exercise Price to $0.00 per American Depositary Shares (“ADS”), (ii) cancel the Series C Warrant and a portion of the Series A Warrant issued to Altium, and (iii) terminate Securities Purchase Agreements, pursuant to which the warrants were issued to Altium. Capitalized terms used but not otherwise defined herein have the meaning set forth in the Altium Agreement.

The foregoing description of the Altium Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such Altium Agreement, attached hereto as Exhibit 10.1, and incorporated by reference herein.

ADS Ratio

On July 12, 2022, the Company’s Board of Directors approved the change in the ratio of ADS evidencing ordinary shares, no par value (“Ordinary Shares”), of the Company from 1 ADS representing four hundred (400) Ordinary Shares to 1 ADS representing five thousand (5,000) Ordinary Shares, which will result in a one for 12.5 split of the issued and outstanding ADSs (the “Ratio Change”). The foregoing Ratio Change will be effective August 1, 2022, subject to the Company’s compliance with all applicable approvals or notification requirements.

License and Distribution Agreement, and Supply Agreement

On July 14, 2022, Quoin entered into (i) a License and Distribution Agreement (the “License Agreement”) with Endo Ventures Limited (“Endo”), and (ii) a Supply Agreement (the “Supply Agreement”) with Endo. Under the terms of the License Agreement, Endo has the exclusive rights to commercialize, upon the receipt of applicable regulatory approvals, pharmaceutical product QRX003 (in finished dosage form for human use) in Canada. Under the terms of the Supply Agreement, Quoin agreed to manufacture and supply (or have manufactured and supplied) to Endo the foregoing pharmaceutical product QRX003 for sale in Canada.

The foregoing descriptions of the License Agreement and Supply Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such License Agreement and Supply Agreement, attached hereto as Exhibit 10.2 and Exhibit 10.3, respectively, and incorporated by reference herein.

The information in this Form 6-K, including the exhibits hereto, shall be incorporated by reference into the Company’s registration statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614, 333-229083 and 333-265596).

Exhibits

Exhibit No.	Exhibit
10.1	Agreement, dated July 14, 2022, by and among Quoin Pharmaceuticals, Inc., Quoin Pharmaceuticals Ltd. and Altium Growth Fund, LP
10.2	License and Distribution Agreement, dated July 14, 2022, by and between Quoin Pharmaceuticals, Inc. and Endo Ventures Limited (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)
10.3	Supply Agreement, dated July 14, 2022, by and between Quoin Pharmaceuticals, Inc. and Endo Ventures Limited (certain provisions of this exhibit have been omitted pursuant to Instruction No. 4 to Exhibits in Form 20-F)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2022	QUOIN PHARMACEUTICALS LTD.

	By:	/s/ Gordon Dunn
	Name:	Gordon Dunn
	Title:	Chief Financial Officer